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04036772

September 8, 2004

PROCESSED
SEP 10 2004
THOMSON FINANCIAL

Rule 12g3-2(b) File No. 82-3326

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Olympus Optical Co SUPPL

Olympus Corporation
Rule 12g3-2(b) File No. 82-3326

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Olympus Corporation (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

Between July 29, 2004 and September 2, 2004, the Company issued seven Japanese language press releases without preparing English translations. English summaries of these Japanese language press releases are hereby furnished below:

- Press release, dated July 29, 2004, announcing that the Company has received the "Best Papers Awards" for a submission of thesis regarding "a development of extra small camera module that has adopted free-curved-surface method"

- Press release, dated August 10, 2004, announcing that the Company will set up "Olympus Shooting Stand" at F1 Japan Gland Prix (October 8, 2004 – October 10, 2004), where public participants can experience Olympus' single lens reflex camera – "E-1"

Dw 9/9

- Press release, dated August 17, 2004, announcing that the Company has made a tender offer for the additional common stock of ITX Corporation

- Press release, dated August 25, 2004, announcing the introduction of the "KL600" automatic water quality analyzer

- Press release, dated August 26, 2004, announcing that the Company has received the "EISA European Digital Camera of the Year 2004-2005" for its "CAMEDIA C-8080 Wide Zoom"

- Press release, dated August 30, 2004, announcing that the Company and Shimazu Corporation have developed a nano-search microscope "LEXT (OL3500)"

- Press release, dated September 2, 2004, announcing the opening of "Olympus F1 Ferrari Exhibition" at Tokyo International Forum (October 7, 2004 – October 11, 2004)

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please do not hesitate to contact me at (81)-3-5251-1601 if you have any questions regarding the attached.

Very truly yours,

Wakako Takatori /pfg

Wakako Takatori

Enclosures